EQT Corporation

625 Liberty Avenue, Suite 1700

Pittsburgh, Pennsylvania 15222

May 31, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, DC 20549

Attention: Cheryl Brown

Re:	EQT Corporation
Registration Statement on Form S-4, as amended
File No. 333-279498
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, EQT Corporation (the “Company”) hereby requests that the effective date of the above-captioned registration statement (the “Registration Statement”) be accelerated to 4:30 p.m. Eastern Time on June 4, 2024, or as soon thereafter as is practicable.

The Company hereby authorizes Lanchi D. Huynh of Kirkland & Ellis LLP, the Company’s legal counsel, to orally modify or withdraw this request for acceleration.

Please contact Ms. Huynh at (214) 972-1673 when the Registration Statement has been declared effective or if you have any questions or concerns regarding the foregoing.

[Signature page follows.]

Very truly yours,

EQT CORPORATION

By:	/s/ William E. Jordan
Name:	William E. Jordan
Title:	Executive Vice President, General Counsel and Corporate Secretary

cc:	Toby Z. Rice, EQT Corporation
Matthew R. Pacey, P.C., Kirkland & Ellis LLP
Lanchi D. Huynh, Kirkland & Ellis LLP